OMB APPROVAL OMB NUMBER: 3235-0145 Expires: October 31, 2002 Estimated average burden hours per response. . . . . . 14.9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13D-1(B), (C) and (D) AND AMENDMENTS THERETO
FILED PURSUANT TO 13D-2(B)

(Amendment No. 8)*

IDX SYSTEMS CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01
(Title of Class of Securities)

449491 10 9
(CUSIP Number)

December 31, 2003
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]	Rule 13d-1(b)

[_]	Rule 13d-1(c)

[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (03/00)	Page 1 of 4 pages

CUSIP No. 449491 10 9	13G	Page 2 of 4 Pages

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). Richard E. Tarrant

2.	Check the Appropriate Box If a Member of Group (See Instructions) Inapplicable	(a) [_] (b) [_]

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A

Number Of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power

5,490,110 (includes (i) 55,000 shares which Mr. Tarrant has a right to acquire within sixty days of December 31, 2003; (ii) 2,066,025 shares held by Amy E. Tarrant in her sole name, which shares are subject to a Stock Restriction and Voting Agreement, dated as of April 29, 1999, (the "Stock Restriction Agreement") pursuant to which Mr. Tarrant has full voting power as to such shares; (iii) 267,568 shares held by Amy E. Tarrant, as trustee which shares are subject to an informal voting arrangement between Amy E. Tarrant and Mr. Tarrant pursuant to which Mr. Tarrant has full voting power as to such shares; and (iv) 401,352 shares held by Mr. Tarrant's three sons (133,784 shares each) which shares are subject to the Stock Restriction Agreement pursuant to which Mr. Tarrant has full voting power as to such shares.

6.	Shared Voting Power

124,250 (beneficial ownership disclaimed as to shares; includes 50,000 shares held by the Amy E. Tarrant Foundation, as to which shares, pursuant to an informal voting arrangement between Amy E. Tarrant and Mr. Tarrant, Mr. Tarrant shares voting power with the Amy E. Tarrant Foundation).

7.	Sole Dispositive Power 2,755,165 (consists of 2,700,165 shares held by Mr. Tarrant, individual, and 55,000 shares which Mr. Tarrant has a right to acquire within sixty days of December 31, 2003.

8.	Shared Dispositive Power 74,250 (beneficial ownership disclaimed as to shares).

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,614,360 (consists of (i) 2,700,165 shares held by Mr. Tarrant, individually; (ii) 55,000 shares which Mr. Tarrant has a right to acquire within sixty days of December 31, 2003; (iii) 2,066,025 shares held by Amy E. Tarrant in her sole name, which shares are subject to the Stock Restriction Agreement, pursuant to which Mr. Tarrant has full voting power as to such shares and as to which shares Mr.Tarrant disclaims beneficial ownership; (iv) 267,568 shares held by Amy E. Tarrant, as trustee of two trusts (133,784 shares each and the beneficiaries of which are certain of the Tarrants' children), which shares are subject to an informal voting arrangement between Amy E. Tarrant and Mr. Tarrant, pursuant to which Mr. Tarrant has full voting power as to such shares, and as to which shares Mr. Tarrant disclaims beneficial ownership; (v) 401,352 shares held by Mr. Tarrant's three sons (133,784 shares each) which shares are subject to the Stock Restriction Agreement, pursuant to which Mr. Tarrant has full voting power as to such shares and as to which shares Mr. Tarrant disclaims beneficial ownership; (vi) 74,250 shares held by the Richard E. Tarrant Foundation, a Vermont non-profit corporation, the officers and trustees of which include Mr. Tarrant, and as to which shares Mr. Tarrant disclaims beneficial ownership; and (vii) 50,000 shares held by the Amy E. Tarrant Foundation, a Vermont non-profit corporation, the officers and trustees which are Amy E. Tarrant and certain of the Tarrant children, as to which shares are subject to an informal voting arrangement between Amy E. Tarrant and Mr. Tarrant pursuant to which Mr. Tarrant shares voting power with the Amy E. Tarrant Foundation.

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	|X|

11.	Percent of Class Represented by Amount in Row (9) 18.92%

12.	Type of Reporting Person (See Instructions) IN

SEC 1745 (03/00)	Page 2 of 4 pages

CUSIP No. 449491 10 9	13G	Page 3 of 4 Pages

Item 1(a)    Name of Issuer:

                     IDX Systems Corporation

Item 1(b)   Address of Issuer's Principal Executive Offices:

                     40 IDX Drive
                     P.O. Box 1070
                     Burlington, Vermont 05402

Item 2(a)   Name of Filing Person:

                     Richard E. Tarrant, individually

Item 2(b)   Address of Principal Business Office or if none, Residence:

                     Richard E. Tarrant
                     c/o 40 IDX Drive
                     P.O. Box 1070
                     Burlington, Vermont 05402

Item 2(c)   Citizenshp:

                     United States of America

Item 2(b)   Title of Class of Securities:

                     Common Stock, $0.01 par value

Item 2(e)   CUSIP Number:

                     449491 10 9

Item 3       Description of Person Filing:

                     Inapplicable

Item 4       Ownership:*

                     (a) Amount Beneficially owned:

                         5,614,360
________________________
* As of December 31, 2003. This amount includes (i) 2,700,165 shares held by Mr. Tarrant, individually;
(ii) 55,000 shares which Mr. Tarrant has a right to acquire within sixty days of December 31, 2003;
(iii) 2,066,025 shares held by Amy E. Tarrant in her sole name, which shares are subject to the Stock
Restriction Agreement, pursuant to which Mr. Tarrant has full voting power as to such shares and to which shares Mr. Tarrant disclaims beneficial ownership; (iv) 267,568 shares held by Amy
E. Tarrant, as trustee of two trusts (133,784 shares each and the beneficiaries of which are certain of the Tarrants' children), which shares are subject to an informal voting as to arrangement between Amy E. Tarrant and Mr. Tarrant pursuant to which Mr. Tarrant has full voting power and which shares Mr. Tarrant disclaims beneficial ownership; (v) 401,352 shares held by Mr. Tarrant's three sons (133,784 shares each) which shares are subject to the Stock Restriction Agreement, pursuant to which Mr. Tarrant has full voting power as to such shares and as to which shares Mr. Tarrant disclaims beneficial ownership; (vi) 74,250 shares held by the Richard
E. Tarrant Foundation, a Vermont non-profit corporation, the officers and trustees of which include Mr. Tarrant, and as to which shares Mr. Tarrant disclaims beneficial ownership; and (vii)
50,000 shares held by the Amy E. Tarrant Foundation, a Vermont non-profit corporation, the officers and trustees of which are Amy E. Tarrant and certain of the Tarrant children, as to which shares are subject to an informal voting arrangement between Amy E. Tarrant and Mr. Tarrant pursuant to which Mr. Tarrant shares voting power with the Amy E. Tarrant Foundation.

SEC 1745 (03/00)	Page 3 of 4 pages

CUSIP No. 449491 10 9	13G	Page 4 of 4 Pages

                     (b) Percent of Class:    18.92%

                     (c) Number of Shares as to Which Such Person Has:

                           (i)     sole power to vote or to direct the vote:          5,490,110
                           (ii)    shared power to vote or to direct the vote:          124,250
                           (iii)   sole power to dispose or to direct the disposition of:        2,755,165
                           (iv)   shared power to dispose or to direct the disposition of:         74,250

Item 5     Ownership of Five Percent or Less of a Class:

                     Inapplicable

Item 6     Ownership of More than Five Percent on Behalf of Another Person:

                     Amy E. Tarrant holds (i) 2,066,025 shares in her sole name, which shares are subject to the Stock Restriction Agreement, pursuant to which Mr. Tarrant has full voting power as to such shares; (ii) 267,568 shares as a trustee of two trusts
                     (133,784 shares each) the beneficiaries of which are certain of the
                      Tarrants' children, which shares are subject to an informal voting arrangement between Amy E. Tarrant and Mr. Tarrant pursuant to which Mr. Tarrant has full voting power as to such shares and are subject to certain terms; and (iii) 50,000 shares held by the Amy E. Tarrant Foundation, a Vermont non-profit corporation, the officers and trustees of which are Amy E. Tarrant and certain of the
                     Tarrant children, as to which shares Amy E. Tarrant disclaims beneficial ownership, and which shares are subject to an informal voting arrangement between Amy E. Tarrant and Mr. Tarrant pursuant to which Mr. Tarrant shares voting power with the Amy E. Tarrant Foundation.

Item 7     Identification and Classification of the Subsidiary Which Acquired the Security
               Being Reported on By the Parent Holding Company or Control Person:

                   Inapplicable

Item 8     Identification and Classification of Members of the Group:

                   Inapplicable

Item 9     Notice of Dissolution of a Group:

                   Inapplicable

Item 10     Certification:

                   Inapplicable

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2004

/s/ RICHARD E. TARRANT ________________________________ Richard E. Tarrant

SEC 1745 (03/00)	Page 4 of 4 pages